May 7, 2025

Patrick O'Connell
Executive Vice President and Chief Financial Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

       Re: AMC Networks Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-35106
Dear Patrick O'Connell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology